Sumitomo Corporation

04 FEB 11 AM 7:21

Rule 12g3-2(b) File No. 82-34680

February 9, 2004

04012737

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated February 9, 2004 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3452, Fax: 81(3)-5166-6292).

To whom it may concern:

04 FEB 11 AM 7:21

February 9, 2004

Sumitomo Corporation
(Registered Head Office) 1-8-11, Harumi, Chuo-ku, Tokyo
(Representative) Motoyuki Oka, President and CEO
(Code No.) 8053
(Contact) Yoji Sumiya, Corporate Communications Dept.
Tel. +81-3-5166-3095

Sumitomo Corporation Announces Commencement of a Tender Offer for Shares of Common Stock of Seven Industries Co., Ltd.

Sumitomo Corporation (Representative: Motoyuki Oka, President and CEO) announces the acquisition of shares of Seven Industries Co., Ltd. (Code No. 7896 Tokyo and Nagoya Stock Exchanges, 2nd Section) by means of a tender offer as follows:

1. Purpose of the Tender Offer

Sumitomo Corporation (the "Company") announces that it has decided to acquire the shares of Seven Industries Co., Ltd. to obtain management control and strengthen our existing business relationship, with the aim of reinforcing the Company's wooden materials related businesses. As such, the Company will conduct a tender offer under the Securities and Exchange Law of Japan for shares of common stock of Seven Industries under its consent.

The Company currently owns 100,000 shares in Seven Industries and wishes to further purchase at least 4,829,000 shares and up to 7,376,000 shares, thereby owning, in aggregate with its current holdings, at least 33.4% and up to majority in voting rights. If tendered shares do not reach the minimum, then tendered shares will not be purchased at all.

In making this tender offer, the Company has obtained informal consent from Seven Industries' founding family members and a company controlled by them to tender a part or all of their holdings in aggregate of approximately 5,000,000 shares (approximately 34% of voting rights) in this tender offer.

The Board of Directors of Seven Industries is supporting this tender offer. Following the completion of the tender offer, the Company intends to send board members to Seven Industries as well as to establish a close and friendly cooperative relationship in order to expand the Company's wooden materials related businesses.

(Notes)

1. Calculation of voting rights ownership percentage is based on the total number of voting rights of 14,743 units disclosed in Seven Industries' Semi-Annual Report for the year ending March 31, 2004 filed on December 19, 2003.
2. The Company's affiliate, Sumisho & Mitsuibussan Kenzai Co., Ltd., separately owns 50,000 shares (50 voting right units) of Seven Industries, which have been excluded from the Company's voting rights ownership percentage calculation.

2. General Description of the Tender Offer

(1) Description of the Subject Company

①	Trade Name	Seven Industries Co., Ltd.
②	Main Business	Manufacture and sale of housing materials, construction of facilities
③	Establishment Date	February 1961

④ Registered Head Office 11-15, Hongo-cho 6-chome, Mino Kamo City, Gifu Prefecture
⑤ Executive Head Office 5-27, Nishiki 3-chome, Naka-ku, Nagoya, Aichi Prefecture
⑥ Representative Shirou Morikawa, Executive President & CEO
⑦ Capital JPY2,473 million
⑧ Principal Shareholders and Ownership

(As of September 30, 2003)

Name of Shareholder	Shares Held (thousand shares)	Percentage Ownership (%)
Gomei Kaisha Marushichi	1,567	10.06
Tsuneo Sugiyama	1,341	8.61
Mikikane Sugiyama	859	5.51
Harada Fudosan Shoji K.K.	788	5.05
Shigehiro Sugiyama	782	5.02
Seven Industries Employee Shareholding Association	636	4.08
UFJ Bank Ltd.	520	3.33
Tadashi Tate	510	3.27
Inabata & Co., Ltd.	447	2.87
Yoshihiro Sugiyama	398	2.55

(Note)
Seven Industries owns 608,000 shares (3.90% of issued shares) in treasury stock as of September 30, 2003.

⑨ Relationship with the Company

Capital relationship: As of February 9, 2004, the Company owns 100,000 shares of Seven Industries (ownership percentage 0.64%.) The Company's affiliate, Sumisho & Mitsuibussan Kenzai Co., Ltd., separately owns 50,000 shares of Seven Industries (ownership percentage 0.32%.)

Personnel relationship: As of February 9, 2004, there are no personnel exchanges between the Company and Seven Industries.

Business relationship: The Company's sale to Seven Industries during the year ended March 31, 2003 was JPY 1,018 million. During the same period, the Company's purchase from Seven Industries was JPY 1 million.

(2) Type of Securities to be Purchased
Shares of common stock

(3) Tender Offer Period
24 calendar days from Tuesday, February 10, 2004 to Thursday, March 4, 2004

(4) Purchase Price
JPY 330 per share

(5) Basis for Purchase Price
Decided based on overall consideration of analyses on firm value (DCF analysis), share price performance, comparable public companies and other factors.

(6) Planned Aggregate Number of Shares to be Purchased 7,376,000 shares
(Sum of shares to be purchased and excess shares to be purchased)
Shares to be purchased 4,829,000 shares
Excess shares to be purchased 2,547,000 shares

(Note)

If the total number of shares tendered is less than the number of shares to be purchased, then all tendered shares will not be purchased. If the total number of shares tendered exceeds the aggregate number of shares to be purchased, then all or part of the excess will not be purchased and delivery and settlement for the purchased shares will be determined on the basis of a proration method prescribed under Article 27-13, Paragraph 5 of the Securities and Exchange Law.

(7) Change in Ownership of Shares Through the Tender Offer

Number of shares held prior to the tender offer	100,000 shares	(0.6% ownership)
Number of shares to be held after the tender offer	7,476,000 shares	(48.0% ownership)

(Notes)

1. Number of shares to be held after the tender offer is based on 7,376,000 shares, the maximum number of shares to be purchased. Number of shares held prior to and number of shares to be held after the tender offer do not include those shares (50,000 shares) held by the Company's affiliate. Ownership after the tender offer inclusive of the Company's affiliate's holdings will be 48.3%.
2. Ownership percentage has been computed on the basis of Seven Industries' issued shares of 15,577,500 shares (as of September 30, 2003.)
3. The Company will acquire approximately 50.7% in voting rights if the Company purchases 7,376,000 shares, the maximum number of shares to be purchased.
4. Calculation of voting rights ownership percentage is based on the total number of voting rights of 14,743 units disclosed in Seven Industries' Semi-Annual Report for the year ending March 31, 2004 filed on December 19, 2003.

(8) Date of Public Notice on Tender Offer Commencement

Tuesday, February 10, 2004

(9) Tender Offer Agent

Nikko Citigroup Limited

Sub Agent

Nikko Cordial Securities Inc.

(10) Funds Required for Purchase

Approximately JPY 2,500 million

3. Subject Company's Consent to the Tender Offer

The Board of Directors of Seven Industries has given its consent to this tender offer.

4. Outlook

As a result of this tender offer, Seven Industries Co., Ltd. is expected to become a consolidated subsidiary of the Company.

The Company believes that it can contribute to the strengthening of Seven Industries' supply procurement capabilities through the use of the Company's Lumber and Building Material Dept.'s international network, with core businesses in Russia, and also to establish a close cooperative working relationship between the two companies in overall management. Impact on the Company's consolidated business performance for the year ending March 31, 2004 is minimal.

* * * * *

This document has been prepared for the purpose of announcing to the public regarding this tender offer and is not for the purpose of solicitation of sale. Shareholders should read the tender offer explanatory statement which has been prepared by the Company regarding this tender offer and make one's own decision to tender.

The offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile, email, Internet transmission, telex or telephone) of interstate or foreign commerce of, or through any facility of a national securities exchange in, the United States, and the offer cannot be accepted by any such use, means, instrumentality or through any such facility or from within the United States.